[SunGard Inc. Letterhead]


                                 April 6, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549-0406

Attention: Ms. Barbara Jacobs

Re:   SunGard Availability Inc.
      Form 10, File No. 1-32400

Dear Ms. Jacobs:

         SunGard Availability Inc., a Delaware corporation (the "Company"), hereby makes application to withdraw its Registration Statement on Form 10 (File No. 1-32400) (the "Registration Statement") filed with the Securities and Exchange Commission on December 30, 2004.

         On March 27, 2005, SunGard Data Systems Inc., the Company's parent, entered into an agreement and plan of merger with a consortium of private investment firms. As a result, the proposed spin-off transaction described in the Registration Statement is no longer contemplated by SunGard Data Systems Inc. or the Company.

         Please do not hesitate to contact the undersigned at (484) 582-2687 or Lisa Jacobs at (212) 848-7678 if you have any questions regarding the foregoing

                                              Very truly yours,

                                              /s/ Deborah C. Lofton

                                              Deborah C. Lofton
                                              General Counsel



cc:  James C. Simmons
             SunGard Availability Inc.
     Lisa L. Jacobs, Esq.
             Shearman & Sterling LLP